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SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Uni-Pixel, Inc.
(Name of Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

904572203
(CUSIP Number of Class of Securities)

Raptor Capital Management LP Attn: Daniel P. Hart, Esq. 280 Congress, 12th Floor Boston, MA 02210 Tel: (617) 772-4600
___________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 9, 2012

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page  1  of  21  Pages)

CUSIP No. 904572203	SCHEDULE 13D/A	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON The Raptor Global Portfolio Liquidating Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,655 Warrants (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,655 Warrants (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,655 Warrants (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.12%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 904572203	SCHEDULE 13D/A	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON The Altar Rock Fund Liquidating Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,366 Warrants (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,366 Warrants (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,366 Warrants (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 904572203	SCHEDULE 13D/A	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON Raptor Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 399,021 Warrants (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 399,021 Warrants (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 399,021 Warrants (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.15%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 904572203	SCHEDULE 13D/A	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON Raptor Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 399,021 Warrants (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 399,021 Warrants (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 399,021 Warrants (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.15%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 904572203	SCHEDULE 13D/A	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON Raptor Group Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 399,021 Warrants (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 399,021 Warrants (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 399,021 Warrants (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.15%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 904572203	SCHEDULE 13D/A	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Raptor Holdco GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 399,021 Warrants (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 399,021 Warrants (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 399,021 Warrants (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.15%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 904572203	SCHEDULE 13D/A	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON Raptor Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 399,021 Warrants (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 399,021 Warrants (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 399,021 Warrants (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.15%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 904572203	SCHEDULE 13D/A	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON James J. Pallotta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 399,021 Warrants (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 399,021 Warrants (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 399,021 Warrants (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.15%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 904572203	SCHEDULE 13D/A	Page 10 of 21 Pages

Pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934, as amended (the “Act”), this Schedule D Amendment No. 3 (“Amendment No. 3”) amends and restates the Schedule 13D Amendment No. 2 (“Amendment No. 2”) filed on December 23, 2010 by The Raptor Global Portfolio Liquidating Trust (“Raptor Global”), The Altar Rock Fund Liquidating Trust (“Altar Rock”), the Manager, the General Partner, Group Holdings, Holdco, RCM Inc. and Mr. Pallotta (each as defined below), which amends and restates the Schedule 13D Amendment No. 1 (“Amendment No. 1”) filed on November 10, 2009 (“Amendment No. 1”)  by the Master Fund (as defined below), Altar Rock, the Manager, the General Partner, Group Holdings, Holdco, RCM Inc. and Mr. Pallotta, which amended and restated the Schedule 13D filed on January 12, 2009 (the “Original Schedule 13D” and the Original Schedule 13D as amended, the “Schedule 13D”) by the Master Fund, the Manager, Holdco and Mr. Pallotta.  This Amendment No. 3 is being filed to report changes in beneficial ownership as a result of sales of shares of the Company's Common Stock by the Reporting Persons (as defined below).  This is the final amendment to the Schedule 13D and constitutes an exit filing by the Reporting Persons.

This Amendment No. 3 is being filed by (i) Raptor Global, a trust managed by the Manager with respect to the shares of Common Stock directly owned by it; (ii) Altar Rock, a trust managed by the Manager with respect to the shares of Common Stock directly owned by it; (iii) Raptor Capital Management LP, a limited partnership organized under the laws of the State of Delaware (the “Manager”), as investment manager of Raptor Global and Altar Rock with respect to the shares of Common Stock directly owned by Raptor Global and Altar Rock; (iv) Raptor Capital Management GP LLC, a limited liability company organized under the laws of the State of Delaware (the “General Partner”), as the general partner of the Manager with respect to the shares of Common Stock owned by Raptor Global and Altar Rock; (v) Raptor Group Holdings LP, a limited partnership organized under the laws of the State of Delaware (“Group Holdings”), as the managing member of the General Partner with respect to the shares of Common Stock directly owned by Raptor Global and Altar Rock; (vi) Raptor Holdco GP LLC, a limited liability company organized under the laws of the State of Delaware (“Holdco”), as the general partner of Group Holdings with respect to the shares of Common Stock directly owned by Raptor Global and Altar Rock; (viii) Raptor Capital Management, Inc., a corporation organized under the laws of the State of Delaware (“RCM, Inc.”), as the managing member of Holdco with respect to the shares of Common Stock directly owned by Raptor Global and Altar Rock and (ix) James J. Pallotta (“Mr. Pallotta”), as the Chairman of the board of Directors, President and Managing Director of RCM, Inc. with respect to the shares of Common Stock directly owned by Raptor Global and Altar Rock.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This Amendment No. 3 relates to the Common Stock, par value $0.001 per share, of Uni-Pixel, Inc., a corporation organized under the laws of the State of Delaware (the “Company”).  Unless the context otherwise requires, references herein to the “Shares” are to the Common Stock of the Company.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) of the Act.  The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

CUSIP No. 904572203	SCHEDULE 13D/A	Page 11 of 21 Pages

On January 1, 2009, the Manager was delegated voting and dispositive authority over the securities directly owned by The Raptor Global Portfolio Ltd. (the “Master Fund”) (which subsequently transferred all of its assets into Raptor Global) and The Altar Rock Fund L.P. (which subsequently reorganized into The Altar Rock Fund Liquidating Trust).  The General Partner may be deemed to control the Manager, and therefore may be deemed to beneficially own securities reported herein. Group Holdings is the managing member of the General Partner and therefore may be deemed to be the beneficial owner of the securities reported herein.  Holdco is the general partner of Group Holdings.  As such it may be deemed to be the beneficial owner of the securities reported herein.  RCM, Inc. is the managing member of Holdco.  As such, it may be deemed to be the beneficial owner of the securities reported herein. James J. Pallotta is the Chairman of the Board of Directors, President and Managing Director of RCM, Inc. As such, Mr. Pallotta may be deemed to beneficially own the securities reported herein.  The Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta do not directly own any shares of Common Stock reported herein and each expressly disclaims beneficial ownership of such shares of Common Stock reported herein.

Item 1.	Security and Issuer

This statement on Schedule 13D Amendment No. 3 relates to the Common Stock, par value $0.001 per share, of the Company.  The Company’s principal executive office is located at 8708 Technology Forest Place, Suite 100, Woodlands, TX 77381.

Item 2.	Identity and Background.

(a)        This statement is filed on behalf of Raptor Global, Altar Rock, the Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta.

(b)        The address of the principal business office of each of Raptor Global, Altar Rock, the Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta is 280 Congress, 12th Floor, Boston, MA 02210.

(c)        Raptor Global, Altar Rock and the Manager are primarily engaged in the business of investing securities.  The principal business of the General Partner is to serve as general partner to the Manager.  Group Holdings is a holding company and the managing member of the General Partner. The principal business of Holdco is to serve as general partner of Group Holdings. The principal business of RCM, Inc. is to serve as the managing member of Holdco.

(d)        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        Raptor Global and Altar Rock are trusts organized in the United States.  The Manager and Group Holdings are limited partnerships organized under the laws of the State of Delaware.  The General Partner and Holdco are limited liability companies organized under the laws of the State of Delaware.  RCM Inc. is a corporation organized under the laws of the States of Delaware.  Mr. Pallotta is a citizen of the United States.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 904572203	SCHEDULE 13D/A	Page 12 of 21 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

 The Reporting Persons did not pay anything for the reported Warrants. On January 1, 2009, as a result of the Split-off (as defined in the Original Schedule 13D), the Reported Persons acquired 2,409,526 shares of preferred stock of the Company along with warrants, including the reported Warrants. The Reporting Persons paid $9,112,597 for such shares of preferred stock.  The Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta do not directly own any Shares.  The source of funds for the purchase of the preferred stock reported in the Original Schedule 13D was (1) the working capital of the Master Fund and Altar Rock and (2) leverage provided through the Master Fund’s and Altar Rock’s prime brokers.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D Amendment No. 3 to represent their holdings after the sales of shares of Common Stock by the Reporting Persons.  The Shares reported in this Schedule 13D were acquired for investment in the ordinary course of business.  However, during the first half of 2009, The Raptor Global Portfolio Ltd. (now Raptor Global) determined to begin returning capital to its investors in anticipation of a winding-up, and is in the process of disposing of the remaining assets in its portfolio (including its interests in the Company).  However, there is no particular timeframe for this disposition, and each of the Reporting Persons intends to continue to evaluate their respective investments in the Shares based on the Company’s financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate.  In particular, each of the Reporting Persons may at any time and from time to time dispose of Shares or other securities of the Company.  The Reporting Persons do not have any present plan or proposal that  would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)  Raptor Global directly owns 395,655 Warrants to purchase 395,655 shares of Common Stock.  Altar Rock directly owns 3,366 Warrants to purchase 3,366 shares of Common Stock.  The Reporting Persons may be deemed to beneficially own, in the aggregate, 399,021 Warrants to purchase 399,021 shares of Common Stock, representing approximately 4.15% of the Company’s outstanding Common Stock (based upon the 9,215,614 Shares stated to be outstanding after the Offering by the Company as of 424(B)(1) Prospectus filed with the Securities & Exchange Commission on August 9, 2012 and (ii) 399,021 shares of Common Stock (issuable upon exercise of the reported warrants) deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of derivative securities currently owned by the Reporting Persons.  Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.

(b)  The Reporting Persons have shared voting power with respect to 399,021 shares.

(c)  During the past sixty days, Altar Rock sold 8,749 shares of Common Stock on August 9, 2012 at $5.25 per share (less the underwriter’s discounts and commissions paid by the Company) in an underwritten offering, as disclosed in the current report on Form 8-K filed by the Company on August 9, 2012.

During the past sixty days, Raptor Global sold 1,028,331 shares of Common Stock on August 9, 2012 at $5.25 per share (less the underwriter’s discounts and commissions paid by the Company) in an underwritten offering, as disclosed in the current report on Form 8-K filed by the Company on August 9, 2012.

The other Reporting Persons did not effect any transaction in the Company's Common Stock during the past sixty days.

(d)   Not applicable.

(e)   On August 9, 2012, the Reporting Persons ceased to be beneficial owners of more than 5% of Common Stock.

CUSIP No. 904572203	SCHEDULE 13D/A	Page 13 of 21 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On November 6, 2009, the Master Fund (now Raptor Global) surrendered and exchanged (i) 2,409,526 Shares of the Company’s Series B Preferred Stock (convertible into 12,047,632 shares of Common Stock) for 15,424,958 Shares of the Company’s Common Stock and (ii) 5,149,820 Warrants to purchase 5,149,820 shares of Common Stock for a purchase price of $1.24 per share for 5,934,812 Warrants to purchase 5,934,812 shares of Common Stock of Uni-Pixel, Inc. for a purchase price of $0.50 per share pursuant to the Agreement dated November 4, 2009.

Also pursuant to the Agreement, on November 6, 2009, Altar Rock surrendered and exchanged (i) 20,499 shares of the Company’s Series B Preferred Stock Common Stock (convertible into 102,496 shares of Common Stock) for 131,229 Shares of the Company’s Common Stock and (ii) 43,812 Warrants to purchase 43,812 Shares of the Company’s Common Stock for a purchase price of $1.24 per share for 50,490 Warrants to purchase 50,490 Shares of the Company’s Common Stock for a purchase price of $0.50 per share.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement dated August 10, 2012, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

CUSIP No. 904572203	SCHEDULE 13D/A	Page 14 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  August 13, 2012
RAPTOR CAPITAL MANAGEMENT LP

By:	RAPTOR CAPITAL MANAGEMENT
GP LLC, its general partner;
By:	RAPTOR GROUP HOLDINGS LP, its
managing member;
By:	RAPTOR HOLDCO GP LLC, its
general partner;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

RAPTOR CAPITAL MANAGEMENT GP LLC

By:	RAPTOR GROUP HOLDINGS LP, its
managing member;
By:	RAPTOR HOLDCO GP LLC, its
general partner;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

CUSIP No. 904572203	SCHEDULE 13D/A	Page 15 of 21 Pages

RAPTOR GROUP HOLDINGS LP

By:	RAPTOR HOLDCO GP LLC, its
general partner;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

RAPTOR HOLDCO GP LLC

By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

RAPTOR CAPITAL MANAGEMENT, INC

By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

JAMES J. PALLOTTA

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

CUSIP No. 904572203	SCHEDULE 13D/A	Page 16 of 21 Pages

THE RAPTOR GLOBAL PORTFOLIO LIQUIDATING TRUST

By:	RAPTOR CAPITAL MANAGEMENT
LP, its investment manager;
By:	RAPTOR CAPITAL MANAGEMENT
GP LLC, its general partner;
By:	RAPTOR GROUP HOLDINGS LP, its
managing member;
By:	RAPTOR HOLDCO GP LLC, its
managing member;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

THE ALTAR ROCK FUND LIQUIDATING TRUST

By:	RAPTOR CAPITAL MANAGEMENT
LP, its investment manager;
By:	RAPTOR CAPITAL MANAGEMENT
GP LLC, its general partner;
By:	RAPTOR GROUP HOLDINGS LP, its
managing member;
By:	RAPTOR HOLDCO GP LLC, its
managing member;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

CUSIP No. 904572203	SCHEDULE 13D/A	Page 17 of 21 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).  To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON:  RAPTOR CAPITAL MANAGEMENT, INC.

James J. Pallotta serves as Chairman of the Board of Directors, President and Managing Director of RCM, Inc.  His business address is 280 Congress, 12th Floor, Boston, MA 02210.  His principal occupation is serving as Chairman and Managing Director of Group Holdings.  James J. Pallotta is a citizen of the United States of America.

Mr. Robert Needham serves as the Chief Financial Officer and Secretary of RCM, Inc.  His business address is 280 Congress, 12th Floor, Boston, MA 02210.  His principal occupation is serving as Chief Financial Officer and Secretary of Group Holdings.  Robert Needham is a citizen of the United States of America.

Mr. Daniel P. Hart serves as the General Counsel of RCM, Inc.  His business address is 280 Congress, 12th Floor, Boston, MA 02210.  His principal occupation is serving as General Counsel of Group Holdings.  Daniel P. Hart is a citizen of the United States of America.

CUSIP No. 904572203	SCHEDULE 13D/A	Page 18 of 21 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)
     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATED:  August 13, 2012
RAPTOR CAPITAL MANAGEMENT LP

By:	RAPTOR CAPITAL MANAGEMENT
GP LLC, its general partner;
By:	RAPTOR GROUP HOLDINGS LP, its
managing member;
By:	RAPTOR HOLDCO GP LLC, its
general partner;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

CUSIP No. 904572203	SCHEDULE 13D/A	Page 19 of 21 Pages

RAPTOR CAPITAL MANAGEMENT GP LLC

By:	RAPTOR GROUP HOLDINGS LP, its
managing member;
By:	RAPTOR HOLDCO GP LLC, its
general partner;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

RAPTOR GROUP HOLDINGS LP

By:	RAPTOR HOLDCO GP LLC, its
general partner;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

RAPTOR HOLDCO GP LLC

By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

CUSIP No. 904572203	SCHEDULE 13D/A	Page 20 of 21 Pages

RAPTOR CAPITAL MANAGEMENT, INC

By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

JAMES J. PALLOTTA

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

THE RAPTOR GLOBAL PORTFOLIO LIQUIDATING TRUST

By:	RAPTOR CAPITAL MANAGEMENT
LP, its investment manager;
By:	RAPTOR CAPITAL MANAGEMENT
GP LLC, its general partner;
By:	RAPTOR GROUP HOLDINGS LP, its
managing member;
By:	RAPTOR HOLDCO GP LLC, its
managing member;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta

\

CUSIP No. 904572203	SCHEDULE 13D/A	Page 21 of 21 Pages

THE ALTAR ROCK FUND LIQUIDATING TRUST

By:	RAPTOR CAPITAL MANAGEMENT
LP, its investment manager;
By:	RAPTOR CAPITAL MANAGEMENT
GP LLC, its general partner;
By:	RAPTOR GROUP HOLDINGS LP, its
managing member;
By:	RAPTOR HOLDCO GP LLC, its
managing member;
By:	RAPTOR CAPITAL MANAGEMENT,
INC., its managing member;
By:	JAMES J. PALLOTTA, its Chairman of
the Board of Directors, President and
Managing Director

/s/ Robert Needham
Robert Needham, Attorney in Fact for James J. Pallotta